ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME
MINATO-KU, TOKYO 106-6036, JAPAN

TEL: 81-3-6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86-10-6590-9060
FAX: 86-10-6590-9062

Writer: Hirohito Akagami
Direct Tel: 81-3-6888-1044
Direct Fax: 81-3-6888-3044
E-mail: hirohito.akagami@amt-law.com

Our Ref: 5871-A-001

July 17, 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
USA

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs and Mesdames:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended; such application was received by the Securities and Exchange Commission on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Summary of the English translation of the Notice of the General Meeting of Shareholders dated May 29, 2008 together with the Annual Business Report attached thereto.

2. Summary of the English translation of the Notice of Resolutions of the General Meeting of Shareholders dated June 16, 2008.

7/30

Please contact us should you have any questions or comments. Thank you.

Very truly yours,

ANDERSON MŌRI & TOMOTSUNE

By: ______________________
Hirohito Akagami

HA/TON
Encls.

1. Summary of the English translation of the Notice of the General Meeting of Shareholders dated May 29, 2008 together with the Annual Business Report attached thereto

May 29, 2008

NOTICE OF CONVOCATION OF THE GENERAL MEETING OF SHAREHOLDERS OF FANCL CORPORATION FOR THE 28TH BUSINESS PERIOD

To: THE SHAREHOLDERS

We have the pleasure of notifying you that the Ordinary General Meeting of Shareholders of the Company will be held for the 28th business period of the Company and your attendance is cordially requested.

If you are unable to attend the meeting, you may exercise your voting rights in writing or through the electromagnetic method (i.e., via the internet URL provided herein). We kindly ask you to review the attached referential documents for the general meeting of shareholders and exercise the voting rights no later than 5:30 p.m. on Friday, June 13, 2008.

Sincerely yours,

Kazumi Miyajima
President and Representative Director

FANCL CORPORATION
89-1, Yamashita-cho, Naka-ku,
Yokohama City, Kanagawa Pref.
Japan

PARTICULARS OF MEETING

1. **Date and Time:** June 15, 2008 (Sunday) 2:00 p.m.
(Please note that the time of the meeting has been changed from that of last year.)

2. **Place:** 13-1, Takanawa 3-chome, Minato-ku, Tokyo
Grand Prince Hotel New Takanawa
International Convention Center PAMIR
(Please note that we may provide you with details of an alternate meeting place should the International Convention Center PAMIR be at capacity.)

3. **Purpose of Meeting:**

Items to be Reported:

(1) The Annual Business Report, Consolidated Financial Documents, and the Auditing Report for Consolidated Financial Documents by the accounting auditor and board of auditors for the 28th business period (from April 1, 2007 to March 31, 2008).

(2) The report of the Financial Documents for the 28th business period (from April 1, 2007 to March 31, 2008).

Items of Business:

1st Item of Business: Matters concerning the appointment of ten (10) directors.

2nd Item of Business: Matters concerning the appointment of one (1) statutory auditor.

END

Information with respect to the exercise of voting rights

If you are unable to attend the Meeting, you may exercise your voting rights by either of the following methods.

(i) Exercise of voting rights by mail

Please indicate your approval or disapproval for the items on the agenda on the enclosed Exercise of Voting Rights Form and send it to FANCL CORPORATION (hereinafter, the "Company") no later than 5:30 p.m. on Friday, June 13, 2008.

(ii) Exercise of voting rights through internet

Please access the Exercise of Voting Rights Website located at http://www.it-soukai.com/ or http://daiko.mizuho-tb.co.jp/ and enter your approval or disapproval according to instructions shown on the display no later than 5:30 p.m. on Friday, June 13, 2008 by using the "Code for Exercise of Voting Rights" and the "Password" described on the enclosed Exercise of Voting Rights Form.

If you exercise your voting rights, both in writing and through the internet, the internet vote shall prevail.

If you exercise your voting rights more than once through the internet, the latest vote shall prevail.

END

Attachment

Annual Business Report
For The Period
From April 1, 2007 to March 31, 2008

I. FANCL Corporation Current Status

(1) Development and Results of Business

During this consolidated fiscal period, the Japanese economy improved in the first half due to the expansion of capital investments and exports; however, in the second half, there has been a growing concern of economic slowing. Such economic slowing is partly due to (i) the falling share prices caused by crises in relation to the sub-prime lending issue in the United States, (i.e., the granting to and subsequent defaulting by individuals with poor creditworthiness of residential mortgage loans) and (ii) the downturn in the consumer confidence caused by several factors, including the appreciation of the Japanese Yen and increase in prices for raw materials which results in higher prices of general consumer products.

Despite such circumstances, the overall market for the cosmetics industry remained steady; particularly good were sales of some basic skin care products aimed at anti-aging. In the health food industry, there have been three noteworthy developments: (i) a market adjustment has been required; (ii) the government has enhanced its monitoring of the labeling and the safety of products; and (iii) the disparity between companies has become obvious.

In the Cosmetics Business, the overall sales of FANCL products increased due not only to the good and ongoing sales of basic skin care products after the successful renovation and re-launch thereof, but also to standard products such as the Mild Cleansing Oil and makeup products. The sales of the ATTENIR CORPORATION products increased, because the number of its customers increased partly due to an effective marketing promotion, and because sales of the basic skin care products, which had been improved and re-launched during the previous consolidated fiscal period, showed a steady increase. As a result of the above-mentioned and other factors, sales of cosmetics-related products increased, and turnover of the Cosmetics Business for this period was ¥49,061 million (a 5.8% increase from the previous period). With respect to profit and loss, the operating profit was ¥7,409 million (a 3.9% increase from the previous period) due to the increase in sales and the improvement in the cost to sales ratio caused by the renovated and re-launched basic skin care products.

With respect to the Supplement Business, beauty supplement products such as HTC Collagen showed steady growth attributable to aggressive marketing activity; however, the sales of other products, such as herb products and support series products whose names were modified pursuant to the administrative guidance, decreased. As a result, turnover of the Supplement Business for this period was ¥30,017 million (a 5.2% decrease from the previous period). In an effort to contain certain expenses, such as sales promotion expenses, we attempted to become more efficient in operations; however, our attempt could not offset the decline in profits due to the decrease in revenues. Therefore, the operating income was ¥3,505 million (a 10.2 % decrease from the previous period).

In the Sprouting Unpolished Rice (*hatsuga genmai*) Business, the sales markedly declined from the previous period. The 20% reduction is price since April 2007 did not result in the expected sales increase. With respect to the Green Juice (*Aojiru*) Business, the sales by way of mail order showed firm growth; however, the overall sales declined due to falling wholesale sales. Regarding the *Iimono Okoku Mail-Order Business*, sales decreased because of ineffective advertisement. In addition, there were stagnant sales in (i) groceries and (ii) underwear. As a result, sales of Other Businesses decreased and amounted to ¥20,270 million (a 12.0% decrease from the previous period). While our attempt to be more efficient in certain operations and to minimize costs contributed to the improvement of profit of the Green Juice Business, those in the unpolished rice business and the *Iimono Okoku Mail-Order Business* became markedly worse. Therefore, the operating loss increased by ¥486 million compared to the previous period and totaled ¥1,384 million.

(2) Future Challenges

According to our perspective of the economy as a whole, due to the high price of crude oil and raw materials, there is uncertainty regarding the future consumption of goods by the general consumer.

Pursuant to the *Middle-term Management Plan for 3 years II (FANCL Change & Challenge Plan Phase 2)*, our corporate group attempted to expand sales and improve profitability. As a result, the sales and the profits of the Cosmetic Business expanded as planned by the renovation and re-launch of the main products. However in the Supplement Business, the sales and the profits did not reach the financial levels as planned. Such inability to achieve certain goals was caused by several factors, including the delay in taking action when faced with rapidly changing market conditions. In addition, the deficit in the Other Business expanded. These are the material business challenges to be overcome.

Under such circumstances, we will start the *New Middle-term Management Plan for 3 years, "New Value = Affecting Quality 2010 (Atarashii Kachi=Kando Hinshitsu 2010)"* from the fiscal year ending March 2009 to the fiscal year ending March 2011. We consider enhancement of our customer base to be the most important element of long-term and sustainable profit growth. We believe it would be beneficial to the value of the corporation if we strive to continuously create and provide better quality and value to our customers. The *"New Value = Affecting Quality"* philosophy is to exceed customer expectations whether those are concerning products or services.

Our basic strategy is as follows:

1) To increase the value of the brand by trying to create a strong bond with customers;
2) To convert to a system of management focused on products, by adopting the company system ;
3) To provide innovative customer support, which could be managed only by FANCL; and
4) To maximize earning capacity through corporate structural reforms.

With respect to the Cosmetics Business, we will promote the development of competitive products with a particular focus on such products' functionality. We will improve, renovate and re-launch as necessary our main products, and aim for "Market Leader" company status in the non-additive products market and for a "*Only One*" (i.e., unique) company status in

the market with regards to safety.

Concerning the Supplement Business, our strategy will emphasize product selection and product concentration. We will carefully select and concentrate our products lineup. In doing so, we plan to enhance the beauty supplements focused on women and products focused on middle-aged and senior adults.

Regarding the Sprouting Unpolished Rice (*hatsuga genmai*) Business, our goal is to become profitable by expanding sales through intensive public relations activities that concentrate on the high functionality of *hatsuga genmai*. With respect to the Green Juice (*Aojiru*) Business, we aim to improve still further its profitability, by shifting to high margin products. With regards to the *Iimono Okoku Mail-Order Business*, we will attempt to convert to a health-promoting mail order company focusing on anti-metabolic syndrome products, and improve profitably.

In relation to the mail order business, our goal is to improve customer loyalty, by reviewing how information should be provided to customers and overall reviewing customers' services.

With respect to sales in stores, the thrust is to develop the next generation stores, which specialize in "beauty" and in "health", respectively, from "ALL FANCL", which is the existing type of stores.

Pertaining to overseas development, the penetration into the China market is of primary importance. Additionally, we will carefully reexamine business performance and development in the areas with unprofitable records.

In efforts to take the lead in environmental affairs, we have reduced distribution times by implementing a service whereby products are delivered to the place designated by the customer ("*Oki-basho Shitei Otodoke Service*"). Further, we have reduced the amount of separately printed package leaflets by printing the contents of such leaflet on the cosmetics box itself. Moreover, we are now developing ecological packing containers.

Pursuant to the *New Middle-term Management Plan for 3 years*, the establishment, operation, and concentrated efforts of a "new logistics center" (i.e., distribution base) will contribute to the drastic reduction of traffic volume by transport trucks. Additionally, adopting the newest paperless system will contribute to the dramatic reduction of the usage of paper. In general, we will deal with numerous environmental problems by instituting a variety of methods, such as familiarizing employees with environmental consciousness; restructuring processes at factories; and developing of environmentally-friendly products.

(3) Capital Investment

Capital investment for this consolidated fiscal period totaled ¥2,317 million, principally accrued from the opening and renovation of stores, and the enhancement of ERP software.

(4) Capital Procurement

(i) The Company raised no funds during this consolidated fiscal period.

(ii) Consolidated subsidiaries mainly raise funds from the Company's group companies.

(5) Transfer, Absorption-type Company Split[1], or Incorporation-type Company Split[2]
Not applicable.

(6) Acquisition of the Business of Another Company
Not Applicable.

(7) Succession to the Business of Another Corporation through Merger or Absorption-type Company Split
Not Applicable.

(8) Acquisition or Disposition of Shares, other Equities, or Share Warrants etc. of Other Companies

The Company made CHALONE INC its subsidiary as of October 26, 2007, by acquiring 90 % of its total shares for JPY 1,681 million.

---

[1] "Absorption-type Company Split" means any company split whereby a succeeding company succeeds after the Company Split, in whole or in part, to any rights and obligations, in whole or in part, in connection with the business of the Stock Company or the Limited Liability Company which is split.

[2] "Incorporation-type Company Split" means any company split whereby a new company incorporated by the Company Split succeeds to any rights and obligations, in whole or in part, in connection with business of the Stock Company or the Limited Liability Company which is split.

(9) Assets and Profits

Item \ Period	25th Period March 2005	26th Period March 2006	27th Period March 2007	28th (Current) Period March 2008
Turnover (JPY/ million)	87,937	95,322	101,065	99,349
Ordinary Income (JPY/ million)	5,490	9,113	8,388	7,765
Net Income (JPY/ million)	1,709	5,183	2,547	3,694
Net Income per Share (JPY)	80.29	242.56	39.59	58.42
Total Assets (JPY/ million)	79,416	85,147	86,931	85,685
Net Assets (JPY/ million)	66,203	71,405	71,560	70,268

(Notes)

1. Turnover does not include consumption taxes, etc.
2. In calculating the Net Income per Share, the number of shares was calculated by deducting the average number of treasury shares during the period from the average total number of issued shares during the period.
3. There was a three for one stock split as of April 1, 2006. Net income per share for the 27th Period was calculated using the number of shares after the stock split.
4. The "Accounting Standard with Respect to Net Assets on the Balance Sheet" (No. 5 of Business Accounting Standard as of December 9, 2005) and the "Application Guide for Accounting Standard with Respect to Net Assets on the Balance Sheet" (No. 8 of Application Guide for Business Accounting Standard as of December 9, 2005) have been applied to the 27th Period and thereafter.

(10) Material Subsidiaries

Name of the Company	Capital	Percentage of Shares Held by FANCL	Principal Business
Nikosuta K.K.	JPY 10 million	100.0%	Manufacturing and sales of cosmetics
ATTENIR CORPORATION	JPY 150 million	100.0%	Sales of cosmetics and supplements
K.K. Fancl Hatsuga Genmai	JPY 95 million	71.6%	Manufacturing and sales of sprouting unpolished rice (*hatsuga genmai*)
FANCL ASIA (PTE)	JPY 875 million	100.0%	Sales of cosmetics and

LTD.			supplements
K.K. Iimono Okoku	JPY 196 million	81.6%	Sales of health appliances and home supplies
K.K. Fancl Biken	JPY 100 million	100.0%	Manufacturing of cosmetics and supplements
CHALONE INC	JPY 267 million	90.0%	Manufacturing of cosmetics

(11) Principal Business (as of March 31, 2008)

We are mainly engaged in the manufacturing and the sales of cosmetics and supplements. We engage in our sales activities mainly in three (3) ways: mail-order, company stores, or wholesale.

(12) Principal Office and Stores (as of March 31, 2008)

(i) The Company

Principal Office:	89-1, Yamashita-cho, Naka-ku, Yokohama City	
Office:	Iijima Office (Sakae-ku, Yokohama City)	
Distribution Center:	Yokohama Distribution Center (Sakae-ku, Yokohama City)	
	Chiba Distribution Center (Nagareyama-city, Chiba Pref.)	
	Shiga Distribution Center (Gamou-gun, Shiga Pref.)	
Research Institute:	The Research Institute (Totsuka-ku, Yokohama-City)	
Types of Stores:	Fancl Ginza Square	1 store
	Fancl Shop	7 stores
	Fancl House	100 stores
	Fancl House J	87 stores
	Genki Station	8 stores
	Others	4 stores

(ii) Material Subsidiaries

Nikosuta K.K.	Principal Office	Sakae-ku, Yokohama City
ATTENIR CORPORATION	Principal Office	Sakae-ku, Yokohama City
	Stores	11 stores
K.K. Fancl Hatsuga Genmai	Principal Office	Tomi city, Nagano Prefecture
	Factory	Nagano factory (Tomi City, Nagano Prefecture)
		Kagawa factory (Mitoyo City, Kagawa Prefecture)
FANCL ASIA (PTE) LTD.	Principal Office	Singapore
K.K. Iimono Okoku	Principal Office	Shibuya-ku, Tokyo
	Store	1 store

K.K. Fancl Biken	Principal Office	Sakae-ku, Yokohama City
	Factory	Chiba factory (Nagareyama City, Chiba Prefecture)
		Yokohama factory (Sakae-ku, Yokohama City)
		Shiga factory (Gamou-gun, Shiga Prefecture)
CHALONE INC	Principal Office	Takamatsu city, Kagawa Prefecture
	Factory	Kokubunji factory (Takamatsu city, Kagawa Prefecture)

(13) Employees (as of March 31, 2008)

(i) Employees of the Group

Number of employees	Increase or decrease compared to the end of the previous consolidated fiscal year
1,037	Increase of 33 employees

(Note) The number of employees does not include the average annual number of temporary employees (1,777).

(ii) Employees of the Company

Number of employees	Increase or decrease compared to the end of the previous consolidated fiscal year	Average age	Average length of services
693	Increase of 2 employees	35 years and 9 months	8 years and 3 months

(Note) 1. The number of employees excludes the number of those seconded from the Company to other companies and includes the number of those seconded from other companies to the Company.
2 The number of employees shall not include the average annual number of temporary employees (1,397).

(14) Principal borrowing organization (as of March 31, 2008)

Not applicable.

(15) Other material matters with respect to our current condition

Not applicable.

II. Summary of the English translation of the Notice of Resolutions of the General Meeting of Shareholders dated June 16, 2008

This notice notified the shareholders that Items of Business were resolved and that Items to be reported were approved, in their original form, at the General Meeting of Shareholders held on June 15, 2008.

END